Nano Dimension
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Nano's all-cash special tender offer is the superior alternative for SSYS shareholders with premium, near-term and certain value


Nano's Tender Offer for Stratasys at $18/Share Offers Certain Value
NANODIMENSION

www.stratasysvaluenow.com
Nano Special Tender Offer = Certain Value.
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